EXHIBIT 12
CINEMARK, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

				Period From	Period From
	Year Ended	Year Ended	Year Ended	Jan. 1, 2006 to	Oct. 5, 2006 to	Year Ended
	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Oct. 4, 2006	Dec. 31, 2006	Dec. 31, 2007
	(Predecessor)				(Successor)

Computation of Earnings:
Pretax income (loss) from continuing operations before equity (loss) and minority interests	$75,699	$44,522	$37,277	$41,354	$(17,695)	$197,746
Add:
Fixed charges	90,629	111,063	127,278	101,491	56,378	208,723
Amortization of capitalized interest	454	460	470	354	117	474
Distributed income (loss) of equity investees	141	173	227	(1,800)	154	(2,462)
Pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Less:
Capitalized interest	(234)	(407)	(74)	(86)	—	(618)
Preference security dividend requirements of cons subs	—	—	—	—	—	—
Minority interest in pretax income of subs that have not incurred fixed charges	(3,410)	(4,353)	(924)	(1,790)	321	(792)

TOTAL EARNINGS	$163,279	$151,458	$164,254	$139,523	$39,275	$403,071

Computation of Fixed Charges:
Interest expense	51,853	69,470	82,883	66,109	41,037	140,869
Capitalized interest	234	407	74	86	—	618
Amortization of debt issue costs	2,310	3,473	3,984	3,082	1,183	4,727
Interest factor on rent expense	36,232	37,713	40,337	32,214	14,158	62,509

TOTAL FIXED CHARGES	$90,629	$111,063	$127,278	$101,491	$56,378	$208,723

RATIO OF EARNINGS TO FIXED CHARGES	1.80x	1.36x	1.29x	1.37x	0.70x	1.93x